Sealand Natural Resources Inc.

50 W. Liberty Street, #880

Reno, Nevada 89501

January 21, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, DC 20549

Attn: Myra Moosariparambil, Staff Accountant

Re:	Sealand Natural Resources Inc.

Form 8-K

Filed January 10, 2014

File No. 333-175590

Dear Ms. Moosariparambil:

We hereby submit the responses of Sealand Natural Resources Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter, dated January 14, 2014, to Mr. Lars Poulsen of the Company with regard to the above-referenced Current Report on Form 8-K filed on January 10, 2014 (“Form 8-K”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the 8-K, as amended by the amendment(s).

In connection with the comment letter, we respectfully request the Staff to consider the following:

Form 8-K Filed January 10, 2014

1.	We note that you included an exhibit letter from your accountant suggesting you file an 8-K to announce the previously issued financial statements as of August 31, 2013 should no longer be relied upon. We also note you disclosed that the Company concluded the same financial statements should not be relied upon. It is unclear form these disclosures who specifically concluded that the previously issued financial statements should not be relied upon. Please clarify for us in your response and amend the filing to conform to the requirements of either Item 4.02(a) or 4.02(b), as appropriate.

Response:	The Company’s Chief Financial Officer, Steve Matteson, determined that the previously issued financials should not be relied. Following this determination, Mr. Matteson, confirmed his findings and conclusion with Company’s independent registered public accountant, Thomas J. Harris CPA. We have amended the Form 8-K to conform to the requirements of Item 4.02(a).

2.	We note from your disclosure the previously issued financial statements for the period ended August 31, 2013 should not be relied upon because the Company did not properly account for previously unrecognized receivables collected, general operating expenses incurred, and additional sales in your Denmark account. In your response and amended filing please provide a clearer description of the facts underlying the conclusion to amend the financial statements, to the extent known. In this regard clarify what is meant by the “Denmark account” as well as quantify the impact of the errors on your financial position, results of operations and cash flows.

Response:	Upon reconciliation of outstanding accounts receivables, it was observed that pending receivables outside the U.S. had been deposited into the Company’s bank account with Sydbank in Denmark instead of our U.S. Bank account. Payments to various service vendors were withdrawn from that account, as well. As a result of the restatement, revenue increased from $12,753 to $42,067, cash increased from $104,481to $131,310, earning per share loss increased from $(0.09) to $(0.12) and cash flows from operating activities net income (loss) increased to $(247,692).

3.	We note you filed a Form 10-Q for the quarter ended February 28, 2013 and a Form 10-K for the year ended May 31, 2013, which reflects the reverse merger. Please confirm to us the errors identified in the period ended August 31, 2013, did not also impact prior reporting periods.

Response:	We confirm that the errors identified in the period ended August 31, 2013, did not also impact prior reporting periods.

4.	We note you identified an error related to sales in the Denmark account. However, the management’s discussion and analysis in the Form 10-Q for the quarter ended August 31, 2013 and Form 10-K for the year ended May 31, 2013, do not contain any discussions of foreign operations or cash held in foreign countries. In your response please quantify your sales generated in foreign countries and cash held in Denmark and any other country. If these amounts are material please include a discussion of these foreign operations in your next quarterly report.

Response:	Our sales generated in foreign countries for the period ended August 31, 2013 totaled approximately $30,000. The only funds held outside the U.S. are in the previously mentioned Sydbank account and the approximately balance as of August 31, 2013 was $27,000.

5.	In your amended filing please furnish a revised letter from your independent accountant that states whether he agrees with the statements made by you in the amended Item 4.02 and, if not, stating the respects in which he does not agree. See Item 4.02(c)(2) of Form 8-K.

Response:	We have included in our amended filing a revised letter from our independent accountant that states whether he agrees with the statement made in the amended Item 4.02.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Gregg E. Jaclin, Esq. of Szaferman, Lakind, Blumstein & Blader, PC, our securities counsel. at (609) 275-0400.

Sincerely,

Sealand Natural Resources Inc.

By: /s/ Steve Matteson

Name: Steve Matteson

Title: Chief Financial Officer